Exhibit 99.(k)(3)
As of February 1, 2007
To Eaton Vance Tax-Managed Global Diversified Equity Income Fund
With Reference to the Investment Advisory Agreement entered into by Eaton Vance
Management (“Eaton Vance”) with Eaton Vance Tax-Managed Global Diversified Equity Income Fund (the “Fund”) we hereby notify you of the following:
In connection with the organization and initial offering of the common shares of the Fund, Eaton Vance hereby agrees to (i) reimburse all organizational costs of the Fund and (ii) pay all offering costs of such offering of the Fund (other than sales load) that exceeds $0.04 per share.
The instrument is executed under seal and shall be governed by Massachusetts Law.

Very truly yours, EATON VANCE MANAGEMENT
By:	/s/ Thomas E. Faust Jr.
	Name:	Thomas E. Faust Jr.
	Title:	President, and not Individually

ACCEPTED AND AGREED TO
ON BEHALF OF THE FUND

By:	/s/ Barbara E. Campbell

	Name:	Barbara E. Campbell
	Title:	Treasurer, and not Individually